FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated February 10, 2006 (“mobilkom Austria and RIM bring the new EDGE-enabled BlackBerry 8700v to Austria")

News Release dated February 10, 2006 (“RIM Chairman and Co-CEO to Present at RBC Capital Markets' 10th Annual Communications, Media & Technology Conference")

Page No 3 1

Document 1

February 10, 2006

FOR IMMEDIATE RELEASE

mobilkom austria and RIM bring the new EDGE-enabled

BlackBerry 8700v to Austria

Vienna, Austria and Waterloo, ON — mobilkom austria and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched the new BlackBerry® 8700v™ in Austria. The BlackBerry 8700v is ideal for users who require uncompromising email, voice and browsing performance in an all-in-one device.

The BlackBerry 8700v device platform was completely re-engineered to boost performance and features a powerful Intel processor, as well as 64 MB flash memory and 16 MB SRAM. The BlackBerry 8700v delivers faster web browsing, application performance and attachment viewing and includes a full QWERTZ keyboard in a new, sleek, lightweight design. It also features premium phone features including dedicated ‘send,’ ‘end’ and ‘mute’ keys, advanced call management features, speakerphone and Bluetooth® support for hands-free use with headsets and car kits.

The BlackBerry 8700v features a bright, high resolution LCD display that supports over 65,000 colors and features an intelligent light sensing technology that automatically adjusts the display and keyboard lighting to ensure the brightness is at an optimal level for the user’s environment.

“Austrian customers can purchase the new BlackBerry 8700v and benefit from mobilkom austria’s fast network to experience the full capabilities of this new device,” said Dr. Hannes Ametsreiter, CMO, mobilkom austria. “The BlackBerry 8700v is a great addition to our portfolio of BlackBerry devices for both business and individual customers who need to access information while on the go.”

“The BlackBerry 8700v, together with mobilkom’s high speed EDGE network, delivers a highly responsive user experience when browsing the web, running applications and viewing attachments,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We’re extremely pleased to be working with mobilkom to bring the new BlackBerry 8700v to customers in Austria.” “I’m very pleased that the BlackBerry 8700v will be available to Mobilkom’s mobile customers in Austria.  Utilizing the Intel XScale® architecture and the Intel PX901 cellular processor, it  enables exceptional wireless communications capabilities and provides users with the increased processing power needed to run a variety of applications without compromising battery life,” said Hannes Schwaderer, Regional Manager for Austria, Germany and Switzerland.

For corporate customers, BlackBerry Enterprise Server™ software, tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

_________________

About mobilkom austria

With nearly 3.4 million customers and a market share of 39,1%, mobilkom austria is Austria’s leading mobile operator. The company, headquartered in Vienna, has generated revenues of EUR 1,678.7 million in the 2004 business year. The company is wholly owned by Telekom Austria, which is listed on the Vienna and New York stock exchanges. mobilkom austria’s innovation leadership is marked by the worldwide first GPRS Launch in August 2000 and Europe’s first national UMTS network launched in Austria in September 2002. With the mobilkom austria group, the success of mobilkom austria extends beyond Austria’s borders. The mobilkom austria group includes mobilkom austria, VIPnet in Croatia, Si.mobil in Slovenia, Mobiltel in Bulgaria and mobilkom liechtenstein.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

February 10, 2006

FOR IMMEDIATE RELEASE

RIM Chairman and Co-CEO to Present at RBC Capital Markets’ 10th Annual Communications, Media &

Technology Conference

Waterloo, ON – Jim Balsillie, Chairman and Co-CEO at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present via live videoconference at the RBC 10th Annual Communications, Media & Technology Conference on Thursday, February 23, 2006 in Whistler, BC, Canada. The presentation, which is scheduled to begin at approximately 11:45 a.m. Pacific Time, will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
212.771.3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 14, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller